December 21, 2012

VIA COURIER AND EDGAR

RE:	The Blackstone Group L.P.
Form 10-K for the Year Ended
December 31, 2011
File No. 1-33551

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Decker:

On behalf of The Blackstone Group L.P. (“Blackstone”), we are responding to your comment letter dated December 10, 2012 regarding our Form 10-K for the Year Ended December 31, 2011.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that references to page numbers in our responses refer to the page numbers of our EDGAR-filed December 31, 2011 Annual Report on Form 10-K (“2011 Form 10-K”).

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Item 11. Executive Compensation

Summary Compensation Table, page 212

1.	We note your response to comment seven in our letter dated October 29, 2012, as well as your proposed disclosure included in Exhibit A to the letter. In footnote (a) you state among other things, that Mr. Hill’s 2011 stock awards will be reflected in the Grants of Plan-Based Awards table for 2012. Please note that disclosure in the Grant of Plan Based Award table must be made in the same year that all company decisions necessary to determine the value of the awards were made. Please revise your future filings accordingly. For additional guidance, please refer to Question 119.23 of Regulation S-K compliance and disclosure interpretations.

Deferred Compensation Plan. As discussed on pages 208 and 217, for 2011, (1) Mr. Hill was the only named executive officer to participate in our Deferred Compensation Plan;

Mr. Rufus Decker

December 21, 2012

(2) the Deferred Compensation Plan provides for the automatic, mandatory deferral of a portion of each participant’s annual cash payment; and (3) the portion deferred is prescribed under the Deferred Compensation Plan. As discussed on pages 208 and 210, the ultimate amount of each named executive officer’s annual cash payment is fully discretionary and based upon the officer’s prior and anticipated performance; therefore, in accordance with Item 402(c)(2)(iv) of Regulation S-K and Question 119.02 of the Staff’s Regulation S-K Compliance and Disclosure Interpretations, the annual cash payments are reported as “Bonus” in the Summary Compensation Table in the fiscal year for which the annual cash payment has been earned.

Grants of Plan-Based Awards Table. We advise the Staff that the determination of Mr. Hill’s annual cash payment for 2011 (and thus, indirectly, the prescribed number of deferred restricted common units to be awarded to Mr. Hill under the Deferred Compensation Plan) was determined in January 2012. Accordingly, all company decisions necessary to determine the value of his “stock awards” with respect to 2011 performance were not made until January 2012. Accordingly, under Item 402(d) of Regulation S-K, the grant of Mr. Hill’s deferred restricted common units is properly reported in the Grants of Plan-Based Awards table for 2012, which is also the fiscal year in which the grant date for financial statement accounting purposes under FASB ASC Topic 718 occurred.

Summary Compensation Table. We further advise the Staff that in an effort to avoid any misunderstanding of Mr. Hill’s total compensation (cash and equity) earned in respect of each fiscal year and to permit a clear comparison of his annual cash payment and total compensation in each fiscal year in the Summary Compensation Table with that of the other named executive officers, the grant date fair value of his awards of deferred restricted common units under the Deferred Compensation Plan, computed in accordance with FASB ASC Topic 718, has been reported in the “Stock Awards” column of the Summary Compensation Table in the same fiscal year as that in which the annual cash payment that automatically resulted in such awards was reported as earned.

Nevertheless, we acknowledge the Staff’s comment and in future filings we will revise the Summary Compensation Table to report Mr. Hill’s awards of deferred restricted common units under the Deferred Compensation Plan as “Stock Awards” in the same fiscal year as such awards are actually granted (and properly reportable in the Grants of Plan-Based Awards table). We will also similarly report discretionary equity awards made to our other named executive officers in the same fiscal year as such awards are actually granted (and properly reportable in the Grants of Plan-Based Awards table).

2.

In your proposed disclosure you state that Mr. Hill’s award of 534,408 deferred restricted “common units” is reflected in his 2011 stock awards and reflects his 2011 performance. Based on your “Deferred Compensation Plan” disclosure on page 217, it appears that, since the right to stock settlement of the deferred annual cash payment is embedded in the terms of the plan, disclosure related to this plan should be made in the year when the participant receives the “deferral units” which should be reported in the summary compensation table based on the probable outcome of the performance

Mr. Rufus Decker

December 21, 2012

conditions as of the grant date, rather than the actual outcome of the performance condition. In this regard, it is unclear what the portion of the deferral units the 534,407 deferred restricted common units represent, in light of your disclosure that the deferral units are delivered equally in three equal installments over a three-year period, with the 20% premium delivered at the end of the three year period. Please advise or otherwise revise your future filings accordingly. For additional guidance please refer to Questions 119.24 and 119.28 of Regulation S-K compliance with disclosure interpretations

Please see the first paragraph of our response to Comment 1 above for background on Mr. Hill’s awards under the Deferred Compensation Plan. We advise the Staff that Mr. Hill’s awards of deferred restricted common units under the Deferred Compensation Plan are not performance-based awards. As discussed on page 217, after the grant of such awards (which is based on a prescribed formula under the Deferred Compensation Plan applied to his annual cash payment, which is fully discretionary), the units are solely subject to time-based vesting, and vest in three equal installments over a three-year period, with the entire “premium” portion vesting at the end of such three-year period. Accordingly, Instruction 3 to Item 402(c)(2)(v) and (vi) of Regulation S-K and Instruction 8 to Item 402(d) of Regulation S-K (and each of the Staff’s Regulation S-K Compliance and Disclosure Interpretations to which your comment refers) are inapplicable to these awards.

As noted in our response to Comment 1 above, in future filings we will revise the Summary Compensation Table to report Mr. Hill’s awards under the Deferred Compensation Plan in the fiscal year in which the awards are actually granted.

* * *

Please do not hesitate to call me at 212-583-5205 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Laurence A. Tosi
Laurence A. Tosi
Chief Financial Officer

cc:	Securities and Exchange Commission
Ms. Era Anagnosti, Staff Attorney
Ms. Pamela Long, Assistant Director
Ms. Nudrat Salik, Staff Accountant